Vortec Electronics, Inc.
No. 16D, Jalan 6/5 Taman Komersial
Pandan Indah Malaysia
October 15, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-4631
Mail Stop 4631

Attention:  Terence O’Brien, Accounting Branch Chief

Re:          Form 10-K for the fiscal year ended April 30, 2009 filed July 27, 2009
Form 10-Q for the fiscal quarter ended July 31, 2009
File No. 333-143975
____________________________________________________________________

This letter on behalf of Vortec Electronics, Inc. (the “Company”) is in response to your letter of October 1, 2009, regarding the above-referenced filings (the “Comment Letter”).  The Company has filed with the Commission via the EDGAR system, an Amendment No. 1 to the 10-K for the fiscal year ended April 30, 2009.

FORM 10-K FOR THE YEAR ENDED April 30, 2009

Item 9A (T)—Control and Procedures, page 16

1.	PLEASE REVISE YOUR DISCLOSURE TO CLARIFY THAT MANAGEMENT IS REPSONSIBLE FOR ESTABLISHING AND MAINTAINING ADEQUATE CONTROL OVER FINANCIAL REPORTING. REFER TO ITEM 308T(a)(1) OF REGULATION S-K.

In response to this comment, the Company revised the Management’s Report to comply with all the requirements of Item 308(T)(a)(1) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

2.
PLEASE REQUEST MADDOX UNGAR SILBERSTEIN, PLLC TO PROVIDE YOU WITH A REPORT THAT INCLUDES AN OPINION ON THE PRESENTATION OF THE RESULTS OF OPERATIONS AND CASH FLOWS FOR THE CUMULATIVE PERIOD, MARCH 27, 2007 (DATE OF INCEPTION) TO APRIL 30, 2009, IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ADDITION TO THE YEARS ENDED APRIL 30, 2009 AND APRIL 30, 2008. PLEASE AMEND YOUR FISCAL YEAR 2009 FORM 10-K TO PROVIDE THIS REPORT. IN THE AMENDED FORM 10-K, PLEASE INCLUDE AN EXPLANATION FOR FILING THE AMENDED FORM 10-K AND UPDATED CERTIFICATIONS. REFER TO RULE 2-02(c) OF REGULATION S-X FOR GUIDANCE.

In response to this comment, a report that includes an opinion from Maddox Ungar and Silberstein, PLLC has been provided and filed in the Amended Form 10-K. An explanation for the Amendment and updated certifications is also included in the Amended Form 10-K.

Exhibits 31.1 and 31.2—Certifications

3.
PLEASE ENSURE THE LANGUAGE INCLUDED IN YOUR CERTIFICATIONS REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT CONFORMS TO THE LANGUAGE PER RELEASE NO. 33-8238 AND ITEM 601(b)(31) OF REGULATION S-K. SPECIFICALLY, PLEASE INCLUDE THE PARENTHETICAL “(THE REGISTRANT’S FOURTH FISCAL QUARTER IN THE CASE OF AN ANNUAL REPORT)” IN PARAGRAPH 4.d.

In response to this comment, the Company revised the certifications accordingly.

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in their filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ Melissa Lopez
     Melissa Lopez
     President